GRUPO FINANCIERO GALICIA S.A.

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S. A. (the “Company”) are invited to the ordinary shareholders’ meeting to be held on April 27, 2011, at 11:00 AM (first call), at Tte. Gral. Juan D. Perón 430, basement-auditorium, Buenos Aires (not the Company’s registered office) (the “Meeting”); the AGENDA for the Meeting is as follows:

(1)	Appointment of two shareholders to sign the minutes.

(2)
Examination of the business affairs of the Company's controlled company, Banco de Galicia y Buenos Aires S.A. (“Banco”), and the position to be adopted by the Company with respect to certain issues that will be dealt with at Banco’s next shareholders´ meeting.

(3)
Examination of the balance sheet, income statement, and other documents of the Company required to be examined pursuant to section 234, subsection 1 of the Argentine Law of Commercial Companies; in addition, the Company’s annual report and the report prepared by the Company’s supervisory syndics’ committee for the fiscal year ended December 31, 2010 will be examined.

(4)	Examination of the Company’s fiscal year 2010 results and the course of action to be taken with respect thereto. The Company’s distribution of dividends will also be examined.

(5)	Examination and approval of the performance during fiscal year 2010 of the Company’s board of directors and supervisory syndics committee.

(6)	Examination of the compensation of the Company’s supervisory syndics committee.

(7)	Examination of the compensation of the Company’s board of directors.

(8)
Granting of authority to the Company’s board of directors to make advance payments of director fees to those directors who, during the fiscal year beginning on January 1, 2011, qualify as “independent directors,” ad-referendum of the shareholders’ meeting that considers the documentation corresponding to such fiscal year.

(9)
Determination of the number of directors and alternate directors and, if appropriate, the election thereof, for the term established by the Company’s bylaws until reaching the number of directors determined by the shareholders’ meeting.

(10)	Election of three syndics and three alternate syndics for a one-year term of office.

(11)	Examination of the compensation of the independent accountant certifying the Company’s financial statements for fiscal year 2010.

(12)	Appointment of the independent accountant and alternate accountant that will certify the Company’s financial statements for fiscal year 2011.

Notes:

(1)
Shareholders of the Company are hereby notified that in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 20, 2011 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 456, 2nd Floor, Autonomous City of Buenos Aires, so that the shares can be registered in the Meeting’s attendance record book.

(2)	Shareholders of the Company are hereby reminded that the Argentine National Securities Commission requires compliance with the procedures set forth in Resolution 465/04.

Eduardo E. Escasany
Chairman

This constitutes an unofficial English translation of the original Spanish document.
The Spanish document shall govern in all respects, including with respect to interpretation matters.